

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 5, 2010

Mr. Scott Miller
Chief Executive Officer
NowAuto Group, Inc.
4240 East Elwood Street
Phoenix, Arizona 85040

Re: NowAuto Group, Inc.
Form 10-K/A for the Fiscal Year Ended June 30, 2008
Filed December 18, 2009
Form 10-K/A for the Fiscal Year Ended June 30, 2009
Filed December 18, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Filed November 14, 2008
Form 10-Q/A for the Fiscal Quarter Ended December 31, 2008
Filed December 18, 2009
Form 10-Q/A for the Fiscal Quarter Ended March 31, 2009
Filed December 18, 2009
File No. 0-50709

Dear Mr. Miller:

We have reviewed your response letter dated December 18, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Form 10-K/A for the Fiscal Year Ended June 30, 2008 filed December 18, 2009</u>

<u>Item 9A(T). Controls and Procedures, page 1</u>

1. We note that you have amended your Form 10-K for the year ended June 30, 2008 in response to comment one from our letter dated November 18, 2009. However, Item 9A(T)(a) – Evaluation of Disclosure Controls and Procedures states that

management concluded that your disclosure controls and procedures were not effective as of June 30, 2009 instead of providing this disclosure for June 30, 2008. Similarly, Item 9A(T)(b) – Management's Annual Report on Internal Control Over Financial Reporting states that your management conducted an evaluation of the effectiveness of your internal control over financial reporting as of June 30, 2009 instead of providing this disclosure for June 30, 2008. Please amend your Form 10-K to provide these disclosures related to your evaluations as of June 30, 2008. Please also include the disclosures required by Item 308T(b) of Regulation S-K related to changes in internal control over financial reporting in the last fiscal quarter.

2.   Please refer to our comment immediately below regarding your assessment of the effectiveness of internal control over financial reporting in your amended Form 10-K for the year ended June 30, 2009. If you did not perform an assessment of the effectiveness of internal control over financial reporting as of June 30, 2008, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

Form 10-K/A for the Fiscal Year Ended June 30, 2009 filed December 18, 2009

Item 9A(T). Controls and Procedures, page 34

3.   We note that you have amended your Form 10-K for the year ended June 30, 2009 in response to comment two from our letter dated November 18, 2009. However, your amended disclosure continues to indicate that you have not assessed your control environment or entity-level controls in accordance with COSO standards and that you have not tested the operating effectiveness of your controls over financial reporting due to time and staff constraints. Please note that you are required to provide management's assessment of internal control over financial reporting; concluding that internal control over financial reporting is ineffective in lieu of performing an assessment of effectiveness is not permitted. As your current disclosures do not comply with the requirements of Item 308T of Regulation S-K, we reissue our prior comment two. Please complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting, including your assessment of effectiveness. Please note that we consider your annual report to be materially deficient without this assessment. Refer to our Compliance and Disclosure Interpretation 115.02, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, for more information.

Form 10-Q for the fiscal quarter ended September 30, 2008

4.   We note your statement in response to comment four from our letter dated November 18, 2009 that since the September 30, 2008 financial reports were included in the Form 10-Q for the quarter ended September 30, 2009 with the proper signatures, the Form 10-Q for the quarter ended September 30, 2008 will not be amended. As previously indicated, your Form 10-Q for the quarter ended September 30, 2008 was not validly filed as it did not contain the signatures required by General Instruction G to Form 10-Q. Until such time as you validly file this Form 10-Q, you will not be considered current or timely in filing your Exchange Act reports. Please amend your Form 10-Q for the quarter ended September 30, 2008 to provide all information required by Form 10-Q, including but not limited to restated financial statements for each appropriate period, the disclosures required by Item 307 and Item 308T(b) of Regulation S-K, the required signatures for the document, and all required exhibits including certifications signed as of a recent date.

Form 10-Q/A for the fiscal quarter ended December 31, 2008 filed December 18, 2009

5.   We note that you amended your Form 10-Q for the quarter ended December 31, 2008 in response to comment four from our letter dated November 18, 2009. However, we also note that you did not restate your financial statements, your conclusions on disclosure controls and procedures are as of June 30, 2009 instead of December 31, 2008 and your certification on Exhibit 32.1 says that it is as of June 30, 2008. Please amend your Form 10-Q for the quarter ended December 31, 2008 to provide all information required by Form 10-Q, including but not limited to restated financial statements for each appropriate period, the disclosures required by Item 307 and Item 308T(b) of Regulation S-K for the period covered by the Form 10-Q, the required signatures for the document, and all required exhibits including certifications signed as of a recent date.

Form 10-Q/A for the fiscal quarter ended March 31, 2009 filed December 18, 2009

6.   We note that you amended your Form 10-Q for the quarter ended March 31, 2009 in response to comment four from our letter dated November 18, 2009. However, we also note that you did not restate your financial statements, your conclusions on disclosure controls and procedures are as of June 30, 2009 instead of March 31, 2009, your certification on Exhibit 32.1 says that it is as of September 30, 2009, and your signatures on all of your certifications are dated November 16, 2009. Please amend your Form 10-Q for the quarter ended March 31, 2009 to provide all information required by Form 10-Q, including but not limited to restated financial statements for each appropriate period, the disclosures required by Item 307 and Item 308T(b) of Regulation S-K for the period covered by the

Form 10-Q, the required signatures for the document, and all required exhibits including certifications signed as of a recent date.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief